Filed by NPS Pharmaceuticals, Inc.
Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934

 Subject Company: NPS Pharmaceuticals, Inc.
Enzon Pharmaceuticals, Inc.
Commission File No. 000-23272

The following newsletter was distributed to employees of NPS Pharmaceuticals, Inc. (“NPS”) and Enzon Pharmaceuticals, Inc. (“Enzon”) on April 24, 2003, in connection with the proposed business combination between NPS and Enzon.

Our integration teams continue to diligently plan for integration. We invite you to read on for a brief glimpse of this week’s progress, challenges, and success stories.

The Week in Review..................
This week, each of our integration teams submitted Action Plans to the Integration Steering Committee. These plans outlined key tasks and timelines, and demonstrated an overall commitment to a seamless transition.
R&D

The overall R&D team held a teleconference on April 16th to review and discuss its action plan and a draft R&D strategy. Both documents were refined and forwarded to all R&D team members. Additionally, action plans from the overall team and the 2 sub-teams were submitted to the Integration Steering Committee. The Early Stage sub-team continues to work on a Project Progression Manual, inventory sheets, communication processes, an expertise “directory,” the establishment of a future Research Committee and Scientific Advisory Board, and the exploration of potential collaborative scientific opportunities. All 3 teams are planning a face-to-face meeting in Salt Lake City at the end of April.

HR

The HR team leader, Paul Davit, presented key elements of the HR plan to the Steering Committee on April 17th. The team is continuing to internally gather data regarding benefits as well as conducting external benchmarking - based on analysis of these factors, a common benefit plan will be launched in 2004. The team anticipates that Enzon and NPS will keep their existing benefits plan for the remainder of 2003. Additionally, the team is examining HR-related aspects that should be consolidated and aspects that should be site-specific.

Finance

The Finance team leader, Ken Zuerblis, presented various aspects of the Finance plan to the Steering Committee on April 17th. The team has conceptualized plans for a decentralized accounting environment to best serve each location of the new company. Operating units will have payroll, accounts payable, purchasing, and operational budget and control functions. To be consolidated at headquarters are SEC and financial reporting; treasury (cash) management; risk management; financial and budget controls; financial audits; and tax preparation.

IT
IT has been gathering materials and information to post and include on the newly established Intranet to be launched in conjunction with the closing of the merger.

Legal
Legal met on April 14th and 15th to discuss the department’s agenda for completing the merger and organizing the merged Legal department for the new company.

Commercial Operations

Commercial Operations team members outside of NJ will be attending the upcoming Commercial Leadership Team meeting, a key marketing and sales meeting, and the Tracking meeting, a key business development meeting. The intent is that by attending these meetings, both Enzon and NPS can come to better understand ongoing business processes at the respective companies.

Operations

The Operations team leader, Ralph Del Campo, attended the Steering Committee meeting in Salt Lake City on April 17th where he discussed ongoing integration plans within the Operations area. Additionally, the Quality/Compliance cross-functional integration team has compiled a list of Quality, Compliance, and Regulatory functions at each site; held a teleconference to finalize the draft Quality and Compliance Charter; revised the Quality and Compliance integration priority list based on input from Regulatory and other entities; and continues to exchange information regarding SOP’s at each site, contract labs utilized, etc.

Corporate Communications

The Corporate Communications team facilitated an employee forum in Bridgewater on April 16th at which employees participated in the presentation given at investor conferences. The team will begin to coordinate quarterly site visits to give employees the opportunity to see the presentation made by management at investor conferences, including the next site visit which will be held in Indianapolis in June. The team also distributed the first “Week In Review” to employees and fine tuned certain aspects of their integration plans at a face-to-face meeting in Bridgewater. Additionally, similar to the existing “Ask Arthur” suggestion box, an “Ask Hunter” online suggestion box is anticipated to be available within the next few days.

Your questions are always welcome – please e-mail investor@enzon.com

Cautionary Statement for the Purpose of the “Safe Harbor” Provisions of the Private Securities Litigation Reform Act of 1995

This document contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in this document include statements about future financial and operating results, integration efforts, including the schedules relating to such efforts, and the anticipated results of integration efforts, which include matters related to benefit plans, accounting and finance policies, and information technology. These statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. For example, if either of the companies do not receive required stockholder or governmental approvals or fail to satisfy other conditions to closing, the transaction will not be consummated. In any forward-looking statement in which NPS or Enzon expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that the NPS and Enzon businesses will not be integrated successfully; costs related to the proposed merger, failure of the NPS or Enzon stockholders to approve the proposed merger; and other economic, business, competitive and/or regulatory factors affecting NPS’ and Enzon’s businesses generally as set forth in NPS’ and Enzon’s filings with the SEC, including their Annual Reports on Form 10-K for their respective most recent fiscal years, especially in the Management’s Discussion and Analysis section, their most recent Quarterly Reports on Form 10-Q and their Current Reports on Form 8-K. NPS and Enzon are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

Additional Information And Where To Find It

In connection with the proposed NPS-Enzon merger, NPS, Enzon and Momentum Merger Corporation have caused to be filed a joint proxy statement/prospectus with the SEC in connection with the transaction described herein. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS BECAUSE IT CONTAINS IMPORTANT INFORMATION ABOUT THE TRANSACTION DESCRIBED HEREIN. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents filed by NPS and Enzon with the SEC at the SEC’s web site at http://www.sec.gov or by contacting NPS at 801-583-4939 and through NPS’ website at http://www.npsp.com, or by contacting Enzon at 908-541-8678 and through Enzon’s website at http://www.enzon.com.

NPS and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of NPS and Enzon in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described is included in the joint proxy statement/prospectus described above. Additional information regarding these directors and executive officers is also included in NPS’ 2002 Annual Report on Form 10-K, which was filed with the SEC on March 21, 2003. This document is available free of charge at the SEC’s web site at http://www.sec.gov or by contacting NPS at 801-583-4939 and through NPS’ website at http://www.npsp.com.

Enzon and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Enzon and NPS in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein is included in the joint proxy statement/prospectus described above. Additional information regarding these directors and executive officers is also included in Enzon’s proxy statement for its 2002 Annual Meeting of Stockholders, which was filed with the SEC on or about October 28, 2002. This document is available free of charge at the SEC’s web site at http://www.sec.gov or by contacting Enzon at 908-541-8678 and through Enzon’s website at http://www.enzon.com.